UNITED STATES	SEC FILE NUMBER
SECURITIES AND EXCHANGE COMMISSION	001-35849
Washington, D.C. 20549

FORM 12b-25	CUSIP NUMBER
62945V109
NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: September 28, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

NV5 Global, Inc.
Full Name of Registrant

Former Name if Applicable

200 South Park Road, Suite 350
Address of Principal Executive Office (Street and Number)

Hollywood, FL 33021
City, State and Zip Code
PART II
RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

1

PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
NV5 Global, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2024 (the “2024 Q3 10-Q”) within the prescribed time period for the reasons set forth below.
In mid-October 2024, in the course of completing the preparation of the unaudited consolidated financial statements to be filed as part of the 2024 Q3 10-Q, the Company identified out of period revenue related to one customer acquired through its 2023 acquisition of Continental Mapping Acquisition Corp. and its subsidiaries, including Axim Geospatial, LLC. The Company has dedicated significant resources to completing its review of the issue and the 2024 Q3 10-Q and expects to file the 2024 Q3 10-Q prior to the expiration of the extension period. The Company assumes no duty to update the status of the review until the 2024 Q3 10-Q is filed with the SEC.
PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Edward Codispoti	(954)	495-2116
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
			☒ Yes ☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company anticipates that it will report an approximate 6% increase in gross revenues, a 13% increase in gross profit and a 31% increase in net income for the quarter ended September 28, 2024 as compared to the same period in fiscal 2023, after reflecting the aforementioned corrections. These preliminary estimates are subject to revision as the Company completes the review of the matters described in Part III above and its usual fiscal period end closing procedures.

	.
NV5 Global, Inc.
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : November 7, 2024	By:	/s/ Edward Codispoti
Name: Edward Codispoti Title: Chief Financial Officer

2